Exhibit 99.1

EZGO ANNOUNCES FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED MARCH 31, 2023

JIANGSU, CHINA, August 7, 2023 -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or “we”, “our”, or the “Company”), a leading short-distance transportation solutions provider in China, today announced its unaudited financial results for the six months ended March 31, 2023.

Financial Highlights (all results compared to the prior year period unless otherwise noted)

●	Revenues were $5.2 million, a decrease of 14.4%

●	Units sold of e-bicycle reached 20,479, a decrease of 21.1%

●	Units sold of batteries and battery packs reached 8,964, a decrease of 24.2%

●	Gross margin was 3.5%, compared with 4.7%

●	Net loss was $5.0 million, compared with $2.7 million

●	The Company has cash and cash equivalents of approximately $2.3 million at March 31, 2023, compared to approximately $4.4 million at September 30, 2022

Management Commentary

For the six months ended March 31, 2023, mainland China experienced a transition from strict control of the COVID-19 pandemic to a full deregulation. Right after the full deregulation, most of the population was infected with the COVID-19 virus. Most industries nearly came to a halt in operations from late November 2022 to early January 2023, gradually returning to normal operations during China’s 2023 Spring Festival in late January 2023. During this period, the production and business activities in all departments of the Company were severely impacted, resulting in a decline in our semi-annual revenue compared to the same period last year and an increase in losses.

In addition to macroeconomic factors, increased competition in the e-bicycles industry, after business constraints were eased in China also led to a significant decline in sales of our products and gross profit in February and March 2023. Two of our major competitors also initiated a new round of price cuts resulting in even greater downward pressure on our product sales.

Based on management’s assessment of macroeconomics and industrial competition, along with our own resource endowment, management has adjusted our business strategies as follows: (i) we halted the production of low and middle-end products and focused on the design, development, and production of mid-to-high-speed electric motorcycles through joint ventures or partnerships; (ii) we further enhanced the development and market promotion of lithium battery products for low-speed vehicles (including e-bicycle, e-tricycle and low-speed four-wheeled scooters ); (iii) we have actively expanded overseas sales channels for our products, in the hope of alleviating our dependency on current domestic sales channels; and (iv) we also made equity investments in some of the high-quality suppliers in the electric motorcycles and lithium battery industry.

Financial Review for the Six Months Ended March 31, 2023

Net Revenues

Net revenues from continuing operations for the six months ended March 31, 2023 were approximately $5.2 million, a 14.4% decrease from approximately $6.0 million for the six months ended March 31, 2022. The decrease in revenues was mainly driven by the decrease in sales of e-bicycles, and partially offset by the increase of sales of battery and battery packs.

The following table identifies revenue from continuing operations and discontinued operations, as well as reportable segments for the six months ended March 31, 2023 and 2022:

		For the six months ended March 31,				Change
	Segment	2023	%	2022	%	Amount	%
Sales of e-bicycles	E-bicycle sales segment	$3,001,709	58.2	$4,055,330	67.2	$(1,053,621)	(26.0)
Sales of batteries and battery packs	Battery cells and packs segment	1,732,871	33.6	1,581,023	26.3	151,848	9.6
Others		427,118	8.3	393,825	6.5	33,293	8.5
Subtotal	Net revenue from continuing operations	5,161,698	100.0	6,030,178	100.0	(868,480)	(14.4)
Rental of lithium batteries and e-bicycles	Rental segment	120	0.0	261	-	(141)	(54.0)
Subtotal	Net revenue from discontinued operation	120	0.0	261	-	(141)	(54.0)
Total	Net revenues	$5,161,818	100.0	$6,030,439	100.0	$(868,621)	(14.4)

The e-bicycles sales segment engaged in online and offline sales of e-bicycles. The revenue of sales of e-bicycles decreased to approximately $1.1 million, or 26.0%, for the six months ended March 31, 2023 as compared to the same period in 2022, mainly due to the repeated outbreaks of COVID-19 in the fourth quarter of 2022 and adjustments made to selling policies.

Revenue generated from the battery cells and packs segment for the six months ended March 31, 2023 and 2022 was approximately $1.7 million and $1.6 million, respectively, a 9.6% increase derived from new customers and continuing relationships with long-term customers, as a mitigated measure to reduce the impact of COVID-19 and increased market competition on sales of e-bicycles.

Cost of Revenue

The cost of revenue s attributable the e-bicycles sales segment decreased by approximately $1.1 million, or approximately 27.0%, for the six months ended March 31, 2023 as compared to the same period in 2022, which was primarily due to a reduction in sales of e-bicycles as a result of the impact of the COVID-19 outbreak in the fourth quarter of 2022. This decrease directly corresponded with the decrease in revenue from sales of e-bicycles.

The cost of revenue attributable to the battery cells and packs segment increased by approximately $155,000, or approximately 10.3%, for the six months ended March 31, 2023 as compared to the same period in 2022, which was primarily due to the increased sales of battery cells and packs as a result of customer growth. The increase directly corresponded with the increase in revenue from the sales of batteries and battery packs segment.

Gross Profit

The gross profit attributable to the e-bicycles sales segment for the six months ended March 31, 2023 and 2022 was approximately $76,000 and $46,000, respectively, representing 2.5% and 1.7% of e-bicycles sales revenue. The increase of gross profit during the six months ended March 31, 2023 is primarily due to capacity reduction on e-bicycles sales as a result of a lower gross profit margin rate on sales by Tianjin Dilang Technologies Co., Ltd. and Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”).

The gross profit attributable to the battery cells and packs segment for the six months ended March 31, 2023 and 2022 was approximately $67,000 and $71,000, respectively, representing 3.9% and 4.5% of battery cells and packs sales revenue. The increase of gross profit during the six months ended March 31, 2023 is primarily due to the increase in the sales price of battery cells and packs in 2023.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of salaries and benefits expense, advertising expense, and freight expense. Our selling and marketing expenses decreased by approximately $281,000, or approximately 49.6%, to approximately $286,000 for the six months ended March 31, 2023 from approximately $567,000 for the six months ended March 31, 2022. Such decrease was attributable to a reduction in salaries and benefits expense and advertising expense, which was a result of a reduction in the amount of salespersons and a reduction in expenditures on exhibition promotion in direct relation to the Company's reduction of sales of e-bicycles.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $268,000, or approximately 12.8%, to approximately $2.4 million for the six months ended March 31, 2023 from approximately $2.1 million for the six months ended March 31, 2022. The increase was primarily due to the addition of share-based compensation expenses as a result of the restricted shares granted to employees and external consultants in August 2022 and January 2023.

Other expense/(income), net

We recorded other expense, net of $2.6 million for the six months ended March 31, 2023 and other income of $352,000 for the six months ended March 31, 2023 and 2022, respectively. The significant increase in other expense, net is primarily attributable to the loss from disposal of Tianjin Jiahao on March 31, 2022, which was approximately $2.6 million.

Income Tax Expense/(Benefits)

Income tax benefits was approximately $15,000 for the six months ended March 31, 2023 and income tax expense was approximately $519,000 for the six months ended March 31, 2022. The change from income tax expense to income tax benefits is primarily due to the tax loss carrying forwards of the newly established wholly-owned subsidiaries in 2022 covered the change in valuation allowance accrued for deferred tax assets.

Net Loss

Net loss for the six months ended March 31, 2023 was approximately $5.0 million, compared to approximately $2.7 million for the same period in 2022, as a result of the explanations provided above.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and two e-bicycle brands, “Cenbird” and “Dilang,” EZGO has established a business model centered on the manufacturing and sale of e-bicycles and e-bicycle rentals, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Exchange Rate

This press release contains translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00 for the items in balance sheets and at the rate of RMB6.9761 to US$1.00 for the items in statements of operations and comprehensive loss, the exchange rate in effect as of March 31, 2023, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Shawn Wen

Email: ir@ez-go.com.cn

Phone: (+86) 13502829216

EZGO TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,	As of March 31,
	2022	2023
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,389,990	$2,280,198
Restricted cash	23,228	3,530
Short-term investments	702,889	728,056
Accounts receivable, net	7,542,062	5,597,130
Notes receivable	-	62,613
Inventories	380,949	4,173,819
Advances to suppliers	10,529,144	16,276,983
Amount due from related parties, current	9,418,674	7,766,763
Prepaid expenses and other current assets, net	167,100	3,278,737
Total current assets	33,154,036	40,167,829
Property and equipment, net	4,106,511	1,594,009
Intangible assets, net	-	3,048,723
Land use right, net	6,682,696	1,766,909
Goodwill	-	5,089,556
Deferred tax assets, net	45,286	97,063
Long-term investments	2,101,519	13,048,357
Other non-current assets	1,417,534	3,139,023
Total non-current assets	14,353,546	27,783,640
Total assets	$47,507,582	$67,951,469

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$2,811,555	$1,062,962
Accounts payable	782,405	677,547
Advances from customers	900,436	2,006,695
Income tax payable	350,638	368,868
Amount due to related parties	591,638	1,466,115
Accrued expenses and other payables	7,827,863	8,691,314
Current liabilities of discontinued operation	703,668	729,034
Total current liabilities	13,968,203	15,002,535

Commitments and contingencies

Equity
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2022 and March 31, 2023; 24,676,891 and 51,805,564 shares issued as of September 30, 2022 and March 31, 2023; 24,214,391 and 50,416,642 outstanding as of September 30, 2022 and March 31, 2023, respectively)	24,214	50,417
Subscription receivable	(7,800)	(7,800)
Receivables from a shareholder	(98,791)	-
Additional paid-in capital	40,690,086	63,628,819
Statutory reserve	233,622	236,189
Accumulated deficit	(7,887,621)	(12,684,498)
Accumulated other comprehensive loss	(2,315,795)	(1,154,187)
Total EZGO Technologies Ltd.’s shareholders’ equity	30,637,915	50,068,940
Non-controlling interests	2,901,464	2,879,994
Total equity	33,539,379	52,948,934
Total liabilities and equity	$47,507,582	$67,951,469

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2022	2023
Net revenues	$6,030,178	$5,161,698
Cost of revenues	(5,747,962)	(4,979,685)
Gross profit	282,216	182,013

Selling and marketing	(566,553)	(285,646)
General and administrative	(2,115,490)	(2,383,325)
Total operating expenses	(2,682,043)	(2,668,971)
Loss from operations	(2,399,827)	(2,486,958)

Interest income (expense), net	398,358	(26,338)
Other (expense) income, net	(45,891)	38,387
Loss from disposal of a subsidiary	-	(2,561,856)
Total other income/(expense), net	352,467	(2,549,807)

Loss from continuing operations before income tax expense	(2,047,360)	(5,036,765)
Income tax (expense) benefit	(519,311)	41,276
Net loss from continuing operations	(2,566,671)	(4,995,489)
(Loss) income from discontinued operations, net of tax	(105,797)	131
Net Loss	(2,672,468)	(4,995,358)

Net loss from continuing operations	(2,566,671)	(4,995,489)
Less: net loss attributable to non-controlling interests from continuing operations	(328,029)	(201,048)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(2,238,642)	(4,794,441)
(Loss) income from discontinued operation, net of tax	(105,797)	131
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(105,797)	131
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(2,344,439)	$(4,794,310)

Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations per ordinary share:
-Basic and diluted	$(0.16)	$(0.16)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation per ordinary share:
-Basic and diluted	(0.01)	-
Net loss attributable to EZGO Technologies Ltd.’s shareholders per ordinary share:
-Basic and diluted	(0.17)	(0.16)
Weighted average shares outstanding:
-Basic and diluted	13,626,891	29,335,451

Loss from continuing operations before non-controlling interests	$(2,566,671)	$(4,995,489)
(Loss) income from discontinued operation, net of tax	(105,797)	131
Net loss	(2,672,468)	(4,995,358)
Other comprehensive loss
Foreign currency translation adjustment	416,429	1,067,488
Comprehensive loss	(2,256,039)	(3,927,870)
Less: Comprehensive loss attributable to non-controlling interests	(307,442)	(295,168)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(1,948,597)	$(3,632,702)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2022 AND 2023

(In U.S. dollars except for number of shares)

	Ordinary Shares		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated earnings/	Accumulated Other Comprehensive	Total EZGO’s shareholders'	Non-controlling	Total
	Shares	Amount	receivable	shareholder	capital	reserve	(deficits)	Income (Loss)	equity	interest	equity
Balance as of September 30, 2021	13,626,891	$13,627	$(7,800)	$(3,152,179)	$32,260,048	$233,413	$(1,423,614)	$594,507	$28,518,002	$4,018,498	$32,536,500
Net loss	-	-	-	-	-	-	(2,344,439)	-	(2,344,439)	(328,029)	(2,672,468)
Receivable from a shareholder	-	-	-	34,540	-	-	-	-	34,540	-	34,540
Appropriation to statutory reserve	-	-	-	-	-	4,436	(4,436)	-	-	-	-
Foreign currency translation adjustment	-	-	-	(51,599)	-	-	-	416,429	364,830	20,587	385,417
Balance as of March 31, 2022	13,626,891	$13,627	$(7,800)	$(3,169,238)	$32,260,048	$237,849	$(3,772,489)	$1,010,936	$26,572,933	$3,711,056	$30,283,989

	Ordinary Shares		Subscription	Receivables due from	Additional paid-in	Statutory	Accumulated earnings/	Accumulated Other Comprehensive	Total EZGO's shareholders'	Non-controlling	Total
	Shares	Amount	receivable	shareholder	capital	reserve	(deficits)	Income (Loss)	equity	interest	equity
Balance as of September 30, 2022	24,214,391	$24,214	$(7,800)	$(98,791)	$40,690,086	$233,622	$(7,887,621)	$(2,315,795)	$30,637,915	$2,901,464	$33,539,379
Equity issuance	18,000,000	18,000	-	-	14,382,000	-	-	-	14,400,000	-	14,400,000
Issuance of ordinary shares for Acquisition of Changzhou Sixun	7,667,943	7,668	-	-	8,072,780	-	-	-	8,080,448	-	8,080,448
Share-based compensation - vesting of restricted shares award to employees	202,500	203	-	-	151,672	-	-	-	151,875	-	151,875
Share-based compensation - vesting of restricted shares award to non-employees	-	-	-	-	332,613	-	-	-	332,613	-	332,613
Exercise of warrant	331,808	332	-	-	(332)	-	-	-	-	-	-
Addition of non-controlling interest from Acquisition of Changzhou Sixun	-	-	-	-	-	-	-	-	-	273,698	273,698
Net loss	-	-	-	-	-	-	(4,794,310)	-	(4,794,310)	(201,048)	(4,995,358)
Receivable from a shareholder	-	-	-	98,791	-	-	-	-	98,791	-	98,791
Appropriation to statutory reserve	-	-	-	-	-	2,567	(2,567)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,161,608	1,161,608	(94,120)	1,067,488
Balance as of March 31, 2023	50,416,642	$50,417	$(7,800)	$-	$63,628,819	$236,189	$(12,684,498)	$(1,154,187)	$50,068,940	$2,879,994	$52,948,934

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,672,468)	$(4,995,358)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for accounts receivable	113,387	300,266
Inventories write down	226,298	(39,711)
Depreciation and amortization	468,241	555,918
Share-based compensation	-	151,875
Loss from disposal of a subsidiary	-	2,561,856
Loss from long-term investment	-	110,789
Loss from disposal of property and equipment	11,579	-
Deferred tax expenses (benefits)	519,315	(49,375)
Changes in operating assets and liabilities:
Accounts receivable	874,272	1,954,599
Notes receivable	-	(18,635)
Advance to suppliers	(2,781,770)	(5,137,730)
Inventories	(2,570,990)	(3,258,216)
Amount due from related parties	(2,553,715)	(1,717,313)
Prepaid expenses and other current assets	(117,294)	(180,560)
Accounts payable	(78,889)	(168,069)
Advance from customers	528,108	1,035,271
Income tax payable	(5,233)	5,587
Accrued expenses and other payables	958,585	701,730
Net cash used in operating activities	(7,080,574)	(8,187,076)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(274,175)	(26,808)
Purchase of land use right	-	(1,748,169)
Maturities of short-term investment	1,570,007	-
Purchase of long-term investments	(23,550)	(7,174,496)
Prepayment for intent long-term investment	-	(1,318,788)
Proceed from disposal of property and equipment	159,271	-
Loan to related parties	(471,002)	(1,569,072)
Collection of loan to related parties	-	1,540,976
Net cash inflow from disposal of a subsidiary	-	2,579,717
Net cash outflow due to acquisition of Changzhou Sixun	-	(578,629)
Net cash provided by (used in) investing activities	960,551	(8,295,269)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	2,826,012	759,737
Repayments of short-term borrowings	-	(2,580,238)
Loan from related parties	-	1,053,057
Repayment of loan from related parties	(549,502)	(130,176)
Collection of receivable from a shareholder	34,540	100,737
Cash receipts from equity issuance, net of issuance cost	-	14,400,000
Net cash provided by financing activities	2,311,050	13,603,117

Effect of exchange rate changes	46,085	749,738

Net decrease in cash, cash equivalents and restricted cash	(3,762,888)	(2,129,490)
Cash, cash equivalents and restricted cash, at beginning of the period	5,889,885	4,413,218
Cash, cash equivalents and restricted cash, at end of the period	$2,126,997	$2,283,728

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$2,111,392	$2,280,198
Restricted cash	15,605	3,530
Total cash, cash equivalents, and restricted cash	$2,126,997	$2,283,728

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$5,233	$2,512
Interests paid	$6,474	$40,450

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
Shares issued for the acquisition of Changzhou Sixun	$-	$8,080,448
Increase of non-controlling interests derived from acquisition of Changzhou Sixun	$-	$273,698

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”) is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells, as well as electric bicycles (“e-bicycle”) and battery cell trading, in PRC. The unaudited consolidated financial statements reflect the activities of EZGO and each of the following entities:

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of effective ownership	Principal
Wholly owned subsidiaries
China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Ltd., “EZGO HK”)	February 13, 2019	HK	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd.	August 6, 2021	PRC	100%	Investment holding company
Jiangsu Langyi Import and Export Trade Co., Ltd. (“Langyi Trading”)	December 7, 2021	PRC	100%	Import and export trade of batteries packs
Changzhou EZGO Enterprise Management Co., Ltd. (formerly known as Changzhou Jiekai Enterprise Management Co., Ltd., a wholly foreign-owned enterprise, “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	Distribution and trade of batteries packs, a holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100%	Distribution and trade of batteries packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100%	Distribution and trade of batteries packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100%	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100%	Production and sales of e-bicycles
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	December 29, 2022	PRC	100%	Holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	November 7, 2018	PRC	60%	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	60%	Equipment maintenance and repair

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.,“Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, as well as e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Tianjin Dilang Technologies Co., Ltd. (“Dilang”)	July 2, 2019	PRC	80%	Production and sales of e-bicycles

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements (“CFS”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. The CFS includes the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiary. All inter-company balances and transactions were eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying CFS include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented.

(b)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyses the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the six months ended March 31, 2022 and 2023, the Company recorded bad debt expense of $113,387 and $300,266, respectively, against its accounts receivable.

(c)	Intangible assets, net

The Company performs valuation of the intangible assets arising from business combinations to determine the relative fair value (“FV”) to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at FV. Intangible assets with useful lives are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Patents	5 years
Software copyright	5 years

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Goodwill

Goodwill is the excess of the purchase price over FV of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each balance sheet date and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than its carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit.

(e)	Long-term investments

Long-term investments are the Company’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable fair values.

(1) Equity investments accounted for using the equity method

The Company applies the equity method of accounting to equity investments, in ordinary shares or in-substance ordinary shares, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of acquisition.

(2) Equity investment without readily determinable fair values

Equity investment without readily determinable FVs refers to the investment over which the Company does not have the ability to exercise significant influence through the investments in ordinary shares or in substance ordinary shares, are accounted for under the measurement alternative upon the adoption of ASU2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive loss. The Company makes an assessment of whether an investment is impaired based on performance and financial position of the investee, as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and FV in the consolidated statements of operations and comprehensive loss if any.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition

The Company follows ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”), to account for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading. The Company applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 16 Discontinued Operation), self-assembled battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries. As of September 30, 2022 (audited) and March 31, 2023, the Company recognized advances from customers of $900,436 and $2,006,695, respectively.

The revenues from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease and its own application named Yidianxing are revenues from the Company’s discontinued operation, and are reported separately in the Consolidated Statements of Income for the six months ended March 31, 2022 and 2023 (see Note 16 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for the six months ended March 31, 2022 and 2023:

	2022	2023
Revenues from continuing operations:
Sales of e-bicycles	$4,055,330	$3,001,709
Sales of batteries and battery packs	1,581,023	1,732,871
Others	393,825	427,118
Net revenues	$6,030,178	$5,161,698

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company had no contract assets as of September 30, 2022 (audited) or March 31, 2023.

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(g)	Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

The Company elects to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Company has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

(h)	Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defers the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. Based on the portfolio of leases as of March 31, 2023, a right-of-use asset of $171,993 and a lease liability of $170,682 would be recognized on the Company’s consolidated balance sheet for the fiscal year beginning upon October 1, 2022, primarily relating to the rental of office space, production space and storage space. The Company does not expect any material impact on its CFS as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses,” which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 on October 1, 2023. The Company is in the process of evaluating the effect of the adoption of this ASU on its CFS.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

3.	ACQUISITION

Acquisition of Changzhou Sixun

On January 25, 2023, the Company completed the acquisition of Changzhou Sixun through an equity transfer agreement with certain “non-U.S. persons” (the “Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”) to Jiangsu New Energy, for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash and (ii) the remaining consideration of RMB54,400,000 ($8,080,448) which is to be paid by issuing additional ordinary shares of the Company. In this acquisition, Changzhou Sixun was set as a target company for the purpose of holding 60% of the equity of Changzhou Higgs Intelligent Technologies Co., Ltd. (“Changzhou Higgs”).

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. The Company is deemed to be the accounting acquirer. The identifiable intangible assets acquired upon acquisition was patents and software copyright, which has an estimated useful life of five years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the income approach, specifically the Discounted Cash Flow (“DCF”) method.

The allocation of the purchase price as of the acquisition date was as follows, in which the amount was translated using exchange rate on acquisition date:

Amount
Cash and cash equivalents	$141,891
Accounts receivable	76,372
Notes receivable	44,183
Advance to suppliers	154,230
Prepaid expenses and other current assets, net	1,726
Inventories, net	434,110
Fixed assets	48,754
Intangible assets - patents	2,529,954
Intangible assets – software copyright	659,988
Total assets (a)	4,091,208

Advances from customers	22,647
Accounts payable	30,361
Accrued expenses and other payables	164,012
Total liabilities (b)	217,020

Total net identifiable asset acquired (c=a-b)	3,874,188
Non-controlling interest on Changzhou Higgs (d)	273,698
Total consideration (e)	8,690,046
Goodwill (e+d-c)	5,089,556

Prior to the acquisition, Changzhou Sixun did not prepare its financial statements in accordance with U.S. GAAP. The Company determined that the cost of reconstructing the financial statement of Changzhou Sixun for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Changzhou Sixun’s and the Company’s financial performance for the fiscal year prior to the acquisition, the Company did not consider Changzhou Sixun to be material to the Company based on the significance testing. Thus, the Company’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Company for the business combination is impractical.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

4.	ACCOUNTS RECEIVABLE, NET

As of September 30, 2022 and March 31, 2023, accounts receivable and allowance for doubtful accounts consisted of the following:

	2022	2023
	(audited)
Accounts receivable	$8,601,585	$6,999,600
Less: allowance for doubtful accounts	(1,059,523)	(1,402,470)
Accounts receivable, net	$7,542,062	$5,597,130

The movement of allowance for doubtful accounts was as follows for the six months ended March 31, 2022 and 2023:

	2022	2023
Balance at beginning of the period	$34,155	$1,059,523
Current period addition	1,117,156	300,266
Write-off	(625)	-
Foreign currency translation adjustment	(91,163)	42,681
Balance at the end of the period	$1,059,523	$1,402,470

For the six months ended March 31, 2022 and 2023, $113,387 and $300,266 of bad debt expenses were recorded, respectively.

5.	INVESTMENTS

As of September 30, 2022 and March 31, 2023, investments consisted of the following:

	2022	2023
	(audited)
Short-term investments:
Convertible debt instrument (1)	$702,889	$728,056
Total short-term investments	702,889	728,056
Long-term investments:
Investments accounted for using the equity method (2)	2,101,519	9,344,789
Investments without readily determinable fair values (3)	-	3,703,568
Total investments	$2,804,408	$13,776,413

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

5.	INVESTMENTS (continued)

The movement of the carrying amount of long-term investment was as of follows for the six months ended March 31, 2022 and 2023:

	2022	2023
Beginning balance	$132,621	$2,101,519
Addition of investments accounted for using the equity method	2,101,638	7,280,564
Addition of investments without readily determinable fair values	-	3,703,567
Proportionate share of the equity investee’s net loss	(130,528)	(110,789)
Foreign currency translation adjustment	(2,212)	73,496
Ending balance	$2,101,519	$13,048,357

(1)	Convertible debt instrument was issued by a private company and redeemable at the Company’s option. The convertible debt instrument is due on June 12, 2024, with an annual interest rate of 6% and carried at FV. For the six months ended March 31, 2022 and 2023, there were nil and $21,502 interest income or loss recognized in earnings and no unrealized gain or loss from the changes in FV recognized in accumulated other comprehensive income.

(2)	In March 2023, the Company acquired 25% equity interest of Linyi Xing Caitong New Energy Partnership with for $7,280,564 and was subsequently accounted for using the equity method.

(3)	In September 2022 and February 2023, the Company acquired 6% equity interest of Chongqing Chenglu Technology Co., Ltd. and 10% equity interest of Changzhou Huiyu Yidian Venture Capital Co., Ltd. for $3,696,287 and $7,281, respectively. The Company would have neither significant influence nor control over the investee and recognized investment as investment without readily determinable FV.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

6.	INVENTORIES, NET

As of September 30, 2022 and March 31, 2023, inventories and movement of inventories reserve consisted of the following:

	2022	2023
	(audited)
Finished goods (1)	$425,721	$3,416,648
Raw materials (2)	151,379	887,827
Others	-	32,180
Reserve for inventories	(196,151)	(162,836)
Inventories, net	$380,949	$4,173,819

(1)	Finished goods includes battery packs and e-bicycles.
(2)	Raw materials mainly include battery cells purchased by the Company for battery packs assembling and e-bicycles production.

The movement of reserve for inventories was as follows for the six months ended March 31, 2022 and 2023:

	2022	2023
Beginning balance	$116,102	$196,151
Current period addition	176,938	14,508
Charge off	(8,921)	(54,219)
Foreign currency translation adjustment	(87,968)	6,396
Ending balance	$196,151	$162,836

For the six months ended March 31, 2022 and 2023, $226,298 and $14,508 were recorded as reserve for inventories, respectively. $54,219 was charged off against the reserve balance due to subsequent sales of the inventories for the six months ended March 31, 2022, which had been written down in the previous period.

7.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2022 and March 31, 2023, advances to suppliers and allowance for doubtful accounts consisted of the following:

	2022	2023
	(audited)
Prepayment for purchase of battery packs (1)	$6,846,200	$12,442,744
Prepayment for purchase of e-bicycles materials (2)	3,576,449	3,418,019
Others	240,709	555,238
	10,663,358	16,416,001
Less: allowance for doubtful accounts	(134,214)	(139,018)
Advances to suppliers, net	$10,529,144	$16,276,983

(1)	Prepayment for purchase of battery packs is for the production of battery packs, among which the top 3 suppler prepayments were $4,171,941 and $8,989,035 as of September 30, 2022 and March 31, 2023, respectively.
(2)	Prepayment for purchase of e-bicycles materials is for the production of e-bicycle, among which the top 2 suppler prepayments were $2,528,573 and $2,284,204 as of September 30, 2022 and March 31, 2023, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2022 and March 31, 2023, prepaid expenses and other current assets consisted of the following:

	2022	2023
	(audited)
Short-term receivables due to disposal of Tianjin Jiahao	$-	$2,762,610
VAT prepayment	-	211,721
Security deposits	-	93,191
Prepaid professional service fee	42,173	46,232
Prepaid rental fee	57,214	28,685
Prepaid exhibition fee	7,169	-
Other	60,544	136,298
Prepaid expenses and other current assets	$167,100	$3,278,737

9.	PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2022 and March 31, 2023, property, plant and equipment, net consisted of the following:

	2022	2023
	(audited)
Building (1)	$2,676,037	$-
Equipment for rental business	1,457,548	1,518,756
Production line for e-bicycles	469,002	485,795
Leasehold improvements	490,124	507,673
Furniture, fixtures and office equipment	118,716	148,557
Vehicles	109,492	161,882
Construction in progress	64,064	344
	5,384,983	2,823,007
Accumulated depreciation	(1,278,472)	(1,228,998)
Property, plant and equipment, net	$4,106,511	$1,594,009

(1)	On February 13, 2023, Jiangsu EZGO entered into an equity transfer agreement with Sutai (Tianjin) Packaging Materials Co., Ltd. (the “Buyer”) for the transfer of 100% of the equity interest of Tianjin Jiahao, a wholly-owned subsidiary of Jiangsu EZGO, to the Buyer for $6,454,831. On March 31, 2023, the building of Tianjin Jiahao was disposed at the carrying amount of $2,302,209 in the completion of transfer of all 100% of the equity interest of Tianjin Jiahao. The Company recognized loss of $2,561,856 from the disposal of Tianjin Jiahao.

For the six months ended March 31, 2022 and 2023, depreciation expense was $334,811 and $347,027, respectively.

For the six months ended March 31, 2022 and 2023, the Company received $158,918 and nil from disposal of property and equipment other than the building of Tianjin Jiahao, which was recognized in the consolidated statements of operations, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

10.	INTANGIBLE ASSETS, NET

As of September 30, 2022 and March 31, 2023, intangible assets, net consisted of the following:

	2022	2023
	(audited)
Patents	$-	$2,501,330
Software copyright	-	652,521
	-	3,153,851
Accumulated amortization	-	(105,128)
Intangible assets, net	$-	$3,048,723

For the six months ended March 31, 2022 and 2023, amortization of intangible assets was nil and $103,493, respectively.

Intangible assets including patents and software copyright which were considered as important underlying assets in the business acquisition of Changzhou Sixun (see Note 2) were identified and recognized based on a formal valuation report issued by the independent third-party valuation specialist.

The following is a schedule, by fiscal years, of amortization of intangible asset as of March 31, 2023:

Year Ended September 30,	Amount
Remaining in fiscal year 2023	$413,973
2024	620,960
2025	620,960
2026	620,960
2027	620,960
2028 and thereafter	150,910
Total	$3,048,723

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

11.	LAND USE RIGHT, NET

As of September 30, 2022 and March 31, 2023, land use right, net consisted of the following:

	2022	2023
	(unaudited)
Land use right	$6,875,756	$1,775,788
Accumulated amortization	(193,060)	(8,879)
Land use right, net	$6,682,696	$1,766,909

For the six months ended March 31, 2022 and 2023, the Company recognized amortization expense of $126,442 and $105,398, respectively.

(1)	Land use right of Tianjia Jiahao

On June 28, 2021, Jiangsu EZGO has completed the asset acquisition of Tianjin Jiahao for $10.16 million, and Tianjin Jiahao became Jiangsu EZGO’s wholly owned subsidiary. For the recent five years, Tianjin Jiahao did not have employee or generate any revenue; and the assets of Tianjin Jiahao only consisted of buildings and land-used right, which was considered it inputs, thus, according to ASC 805-10-55-3A&4, Tianjin Jiahao was not a business. The acquisition of Tianjin Jianhao was accounted for as asset acquisition. The purchase price was allocated to the buildings and land use right based on their respective estimated FVs. The land use right is in Tianjin city, Hebei province. In January 2022, the original value was $3.1 million of the buildings was re-allocated to land use right according to a formal valuation report issued by the independent third-party valuation specialist. The remaining land use right has a term of 36.5 years and will expire on December 4, 2057.

As mentioned previously in Note 9, the land use right of Tianjin Jiahao was also disposed at the carrying amount of $6,823,791 in the transfer of all 100% of the equity interests of Tianjin Jiahao to the Buyer.

(2)	Land use right of Jiangsu New Energy

In January 2023, Jiangsu New Energy acquired land use rights of $1,775,788 from local government mainly to build manufacturing factories in Changzhou, Jiangsu province.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

12.	OTHER NON-CURRENT ASSETS

As of September 30, 2022 and March 31, 2023, other non-current assets consisted of the following:

	2022	2023
	(audited)
Prepayment for intent equity investment	$-	$1,339,624
Long-term receivables due to disposal of Tianjin Jiahao	-	1,141,228
Prepaid expenses for land use right (1)	1,140,595	644,276
Prepaid construction fee (2)	276,939	13,895
Total of other non-current assets	$1,417,534	$3,139,023

(1)	The balance is the prepayment to the Bureau of Finance in Wujin Technology Industrial District for the purchase of land use right for constructing headquarter buildings in Changzhou.
(2)	The balance is prepaid construction fee for plant maintenance and renovation.

13.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2022 and March 31, 2023, accrued expenses and other payables consisted of the following:

	2022	2023
	(audited)
Other taxes payable (1)	$6,916,501	$7,113,779
Payroll payable	392,192	497,964
Loan from third-parties	-	481,392
Others	519,170	598,179
Total of accrued expenses and other payables	$7,827,863	$8,691,314

(1)	The balance mainly is the VAT payable of $6,218,723 and $6,394,420 as of September 30, 2022 and March 31, 2023, respectively.

14.	SHORT-TERM BORROWINGS

As of September 30, 2022 and March 31, 2023, the borrowings consisted of the following:

	2022	2023
Short-term borrowings	$2,811,555	$1,062,962

On August 12, 2022, Yizhiying entered into a non-revolving loan facility of RMB2,000,000 (approximately $291,222) with Bank of Jiangsu with annual interest rate of 4.35% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer and a significant shareholder of the Company.

On December 15, 2022, Changzhou EZGO entered into a revolving loan facility of RMB800,000 (approximately $116,489) with Bank of Jiangsu with annual interest rate of 6.09% and a term of 12 months.

On March 24, 2023, Changzhou EZGO entered into a non-revolving loan facility of RMB4,500,000 (approximately $655,251) with Agricultural Bank of China with annual interest rate of 4.10% and a term of 12 months.

For the six months ended March 31, 2022 and 2023, the Company recorded interest expense of $28,768 and $50,662, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the six months ended March 31, 2022 and 2023:

Name		Relationship
(a)	Huiyan Xie	General manager and non-controlling shareholder of Dilang
(b)	Shuang Wu	Chief Operating Officer and a significant shareholder of the Company
(c)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(d)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(e)	Feng Xiao	Non-controlling shareholder of Changzhou Higgs
(f)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(g)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(h)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(i)	Beijing Weiqi Technology Co., Ltd.	Wholly owned by Huiyan Xie, the general manager and non-controlling shareholder of Dilang
(j)	Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments with 42% share holding
(k)	Nanjing Mingfeng Technology Co.,Ltd.	Equity investments with 30% share holding
(l)	Shandong Xingneng'an New Energy Technology Co., Ltd.	Equity investments with 25% share holding
(m)	Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% share holding

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

15.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amount due from related parties

As of September 30, 2022 and March 31, 2023, amount due from related parties consisted of the following:

	2022	2023
	(audited)
Shandong Xingneng'an New Energy Technology Co., Ltd. (l)(1)&(2)	$3,829,335	$3,530,483
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (f)(1)	3,445,715	2,873,972
Shenzhen Star Cycling Network Technology Co., Ltd. (j)(1)&(2)	1,072,945	670,580
Jiangsu Youdi Technology Co., Ltd. (m)(1)&(2)	372,733	389,469
Jiangsu Xinzhongtian Suye Co., Ltd. (g)(1)	452,048	273,504
Beijing Weiqi Technology Co., Ltd. (i)(4)	26,715	27,671
Jianhui Ye (d)(3)	4,742	1,084
Shuang Wu (b)(3)	214,441	-
Amount due from related parties	$9,418,674	$7,766,763

(1)	The balance mainly is prepayments for purchasing e-bicycle gears and e-bicycles.
(2)	The balance mainly is loans with annual interest as stated in contracts to associates.
(3)	The balance mainly is advances made to the managements for the Company’s daily operational purposes.
(4)	The balance represented the receivable generated from the sales of e-bicycles.

Amount due to related parties

As of September 30, 2022 and March 31, 2023, amount due to related parties consisted of the following:

	2022	2023
	(audited)
Huiyan Xie (a)(1)	$477,335	$1,065,183
Shuang Wu (b)(1)	-	116,539
Feng Xiao (e)(1)	-	141,664
Nanjing Mingfeng Technology Co., Ltd. (k)(2)	82,717	75,460
Yan Fang (c)(1)	30,672	66,323
Shenzhen Star Asset Management Co., Ltd. (h)(2)	914	946
Amount due to related parties	$591,638	$1,466,115

(1)	The balances mainly are the expenses paid on behalf of the Company for daily operations.
(2)	The balances are the payable for purchasing e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

15.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Related parties transactions

For the six months ended March 31, 2022 and 2023, the Company had the following related party transactions:

Related parties	Nature	2022	2023
Shandong Xingneng’an New Energy Technology Co., Ltd (l)	Purchase of e-bicycles from a related party	$(2,355,010)	$-
Shandong Xingneng’an New Energy Technology Co., Ltd (l)	Loan to a related party	1,570,007	1,564,771
Shandong Xingneng’an New Energy Technology Co., Ltd (l)	Collection of loan to a related party	-	(1,089,434)
Shandong Xingneng’an New Energy Technology Co., Ltd (l)	Sales of battery pack to a related party	298	-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (f)	Purchase of e-bicycles from a related party	(1,597,467)	-
Jiangsu Xinzhongtian Suye Co., Ltd. (g)	Purchase of e-bicycles from a related party	(287,501)	-
Shenzhen Star Cycling Network Technology Co., Ltd.(j)	Loan to a related party	157,001	4,300
Shenzhen Star Cycling Network Technology Co., Ltd.(j)	Collection of loan to a related party	-	(451,542)
Nanjing Mingfeng Technology Co., Ltd.(k)	Loan to a related party	314,001	-
Nanjing Mingfeng Technology Co., Ltd.(k)	Collection of loan to a related party	(549,502)	-
Shuang Wu (b)	Loan from a shareholder	-	(420,067)
Shuang Wu (b)	Repayment of a loan from a related party	-	89,592
Yan Fang (c)	Loan from a shareholder	-	(64,621)
Yan Fang (c)	Repayment of a loan from a related party	-	33,286
Huiyan Xie (a)	Loan from a related party	-	(568,369)
Huiyan Xie (a)	Repayment of a loan from a related party	-	7,299

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

16.	DISCONTINUED OPERATION

In November 2018, the Company entered into an agreement with a third-party company to dispose its battery cell production line. The production line was disposed in December 2018. After the disposal, the Company is no longer engaged in the manufacturing of battery cells. The disposal of the production line was treated as a discontinued operation for all fiscal years presented.

Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. Therefore, management decided to dispose majority of its rental assets, mainly batteries and E-bicycle, before September 30, 2021. The disposal of the Company’s rental business was also treated as a discontinued operation for all fiscal years presented.

The liabilities of the discontinued operations, which are included in “Current liabilities of discontinued operation” on the Consolidated Balance Sheets as of September 30, 2022 and March 31, 2023, consist of the following:

	2022	2023
Liabilities of discontinued operation
Accounts payable	$207,206	$206,792
Other payables	62,119	72,347
Income tax payable	434,343	449,895
Total current liabilities	703,668	729,034
Total liabilities	$703,668	$729,034

The following are revenues and income (loss) from discontinued operation:

	Six Months Ended March 31,
	2022	2023
Net revenues	$261	$120
Cost of revenues	(1,847)	-
(Loss)/Income from discontinued operation before income tax	(105,797)	131
Income tax expense	-	-
(Loss)/Income from discontinued operation, net of income tax	$(105,797)	$131

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

17.	INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended March 31, 2022 and 2023. Therefore, no Hong Kong profit tax had been provided for the fiscal year ended September 30, 2022.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. The components of the income tax expense (benefit) from continuing operations are as follows:

	Six Months Ended March 31,
	2022	2023
Current	$-	$8,099
Deferred	519,311	(49,375)
Total income tax expense (benefit)	$519,311	$(41,276)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	Six Months Ended March 31,
	2022	2023
Net loss before provision for income taxes	$(2,047,360)	$(5,036,765)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(511,840)	(1,259,191)

Non-taxable income and non-deductible expenses	7,245	85,664
Effect of income tax rate differences in jurisdictions other than the PRC	131,137	243,619
Effect on valuation allowance	892,769	888,632
Income tax expense (benefit)	$519,311	$(41,276)
Effective tax rate	-25.4%	0.8%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

17.	INCOME TAXES (continued)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, are subject to a 5% withholding tax rate.

As of September 30, 2022 (audited) and March 31, 2023, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intended to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises did not intend to declare dividends to their immediate foreign holding companies.

For the six months ended March 31, 2022 and 2023, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporated in BVI and is not subject to income or capital gains taxes. The effective tax rates are -25.4% and 0.8% for the six months ended March 31, 2022 and 2023 respectively.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31, 2022 and 2023. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2017 to 2022 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

18.	SHARE-BASED COMPENSATION

EZGO Technologies Ltd. Incentive Plan (the "EZGO 2022 Plan")

On August 6, 2022, the board of directors of EZGO approved the EZGO 2022 Plan. On August 8, 2022, 1,000,000 restricted shares with service condition were granted to management and external consultants under the EZGO 2022 plan, out of which, 520,000 restricted shares vested immediately on the date of grant. 330,000 restricted shares shall vest evenly by month between the grant date and the 1st anniversary of grant date, and 150,000 restricted shares shall vest evenly by month between the grant date and the 2nd anniversary of grant date.

On January 13 and March 1, 2023, 1,000,000 and 178,922 restricted shares with service condition were granted to external consultants, respectively, which would vest in six months after grant date.

The estimated FV of restricted shares granted was the closing price on the grant date of the Company's ordinary shares traded in the Nasdaq Stock Market.

A summary of activities of the restricted shares as of March 31, 2023 is as follow:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share on the grant dates
Outstanding as of September 30, 2021	-	$-
Granted	1,000,000	0.75
Vested	(587,500)	0.75
Forfeited	-	-
Unvested as of September 30, 2022	412,500	0.75
Granted	1,178,922	1.13
Vested	(202,500)	0.75
Forfeited	-	-
Unvested as of March 31, 2023	1,388,922	$1.07

As of March 31, 2023, there was approximately $1,155,339 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 0.39 years.

Total share-based compensation expense of share-based awards granted to management and external consultants for the six months ended March 31, 2023 was $484,488.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

19.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019. The authorized number of ordinary shares was 50,000 with par value of $1 per share.

On September 8, 2020, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares from 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. The Company also registered an additional authorized number of ordinary shares of 50,000,000 of par value of $0.001 per share and preferred shares of 10,000 of no par value. Then the shareholders surrendered a pro-rata number of ordinary shares of 42,200,000 to the Company for no consideration and thereafter those shares were cancelled. Following the surrender, the issued and outstanding ordinary shares were 7,800,000 of par value of $0.001 per share.

On January 28, 2021, the Company closed its initial public offering and issued 3,038,500 ordinary shares, par value $0.001 per share, at $4 per share for $12,154,000 in gross proceeds. The Company raised total net proceeds of $10,845,638 after deducting underwriting discounts, commissions, and offering expenses.

On June 1, 2021, the Company closed its registered direct public offering of 2,564,102 units of its securities, with each unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share, at an offering price of $4.68 per unit for a total $12,000,000 in gross proceeds. The Company raised $10,881,576 after deducting underwriting discounts, commissions, and offering expenses.

On July 21, 2022, the Company entered into a securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act, pursuant to which the Company sold 10,000,000 ordinary shares at a per share purchase price of $0.80 and received gross proceeds of $8,000,000.

On August 8, 2022, the Company issued 1,000,000 restricted shares for share-based compensation, of which, 790,000 shares were vested as of March 31, 2023.

On January 25, 2023, the Company entered into an equity transfer agreement with the Sellers for the transfer of 100% of the equity interest in and all assets in Changzhou Sixun to Jiangsu New Energy for RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash, and (ii) the remaining RMB54,400,000 (approximately $8,080,448) which is to be paid by issuing additional ordinary shares of the Company, with a selling restriction period of six months. On the same day, the Company issued 7,667,943 ordinary shares to the Sellers, which had a value of $8,080,448, equivalent to RMB54,400,000.

On March 9, 2023, the Company entered into a securities purchase agreement with certain investors in connection with the offer and sale of 18,000,000 ordinary shares, par value US$0.001 per share, of the Company at $0.80 per share. The Company received gross proceeds of $14,400,000.

On March 16 and March 20, 2023, 162,295 and 169,513 warrant shares granted to investors were exercised via cashless option, respectively.

(b)	Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

19.	EQUITY (continued)

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $28,378,076 and $28,380,642 as of September 30, 2022 and March 31, 2023, respectively.

(c)	Receivables from a shareholder

Receivables from a shareholder as of September 30, 2022 and March 31, 2023, including the loans to Mr. Henglong Chen, the former Chairman of Board of Directors of the Company, were $98,791, and nil, respectively. Mr. Henglong Chen had repaid the due balance and was no longer the significant shareholder of the Company as of March 31, 2023.

(d)	Warrant

In January 2021, warrant shares were granted to an underwriter to purchase 303,850 ordinary shares at $4.40 per share. The warrant shares can be purchased in cash or via the cashless exercise option. As the share price on the exercise date was higher than the exercise price of $4.40, the Company issued 224,289 ordinary shares to warrant holders on a cashless basis.

In June 2021, warrant shares were granted to certain investors in the Company’s public offering to purchase 1,794,871 ordinary shares at $4.68 per share. The warrants shares were also granted to FT Global Capital, Inc. to purchase 217,948 ordinary shares at $5.85 per share. The warrant shares granted to other investors have been exercised. The warrant shares granted to FT Global Capital, Inc. were not exercised and expired on June 1, 2023.

On March 16 and March 20, 2023, 162,295 and 169,513 warrant shares granted to investors were exercised via cashless option, respectively.

As of March 31, 2023, there were 1,681,011 the warrant shares granted to investors and FT Global Capital, Inc. left unexercised.

The following table summarizes the movement of warrant activities during the six months ended March 31, 2023:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of September 30, 2022	2,012,819	$4.81	0.67	$-
Warrants Exercisable as of September 30, 2022	2,012,819	$4.81	0.67	$-
Warrants Granted	-	-	-	-
Warrants Exercises	(331,808)	4.68	-	-
Warrants Expired	-	-	-	-

Warrants Outstanding as of March 31, 2023	1,681,011	$4.83	0.17	$-
Warrants Exercisable as of March 31, 2023	1,681,011	$4.83	0.17	$-

(e)	Non-controlling interests

As of March 31, 2023, the Company’s non-controlling interests were 19.13% equity interest of Hengmao; 20% equity interest of Dilang, which was established on July 2, 2019; 49% equity interest of Cenbird E-Motorcycle, which was acquired on September 10, 2019; 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

20.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Company currently have two contract disputes with its suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805.40 (approximately $139,613) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805 and accrue interests. The Company properly accrued payable of default contractual payment and interests as of March 31, 2023.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $156,177) and seeking for, among others, the payment of the contractual payment. However, the Company plan to defend the case rigorously. The appellate court has rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 (approximately $156,177), accrue interests and attorney’s fees. The Company accrued payable of default contractual payment and interests as of March 31, 2023.

Other than disclosed above, the Company is not a party to, nor is it aware of, any legal proceedings, investigations or claims which, in the opinion of its management, are likely to have a material adverse effect on its business, financial condition or results of operations.

Operating Leases

The Company leases its offices under non-cancellable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the unaudited consolidated statements of operations, amounted to $114,816 and $65,372 for the six months ended March 31, 2022 and 2023, respectively.

The following table presents future minimum rental payments required under operating leases as of March 31, 2023:

Years Ended March 31,	Amount
2024	$106,900
2025	93,132
2026	25,133
2027	20,106
Total	$245,272

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

21.	SEGMENT REPORTING

The Company determined that it operates in two segments: (1) battery cells and packs segment, and (2) e-bicycle sales segment. The battery cells and packs segment engages in selling battery packs and trading battery cells. The e-bicycle sales segment sells e-bicycles on various ecommerce platforms to individual customers.

The Company’s chief operating decision maker (“CODM”), which is its chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the six months ended March 31, 2022 and 2023:

	For the Six Months Ended March 31, 2022
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,581,023	$4,055,330	$5,636,353	$393,825	$6,030,178
Depreciation and amortization	11,586	314,218	325,804	133,930	459,734
Segment loss before tax	(467,914)	(1,110,789)	(1,578,703)	(468,657)	(2,047,360)
Segment gross profit margin	4.5%	1.6%	2.4%	36.9%	4.7%

	For the Six Months Ended March 31, 2023
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,732,871	$3,001,709	$4,734,580	$427,118	$5,161,698
Depreciation and amortization	222,039	103,798	325,837	230,081	555,918
Segment loss before tax	(826,691)	(3,093,019)	(3,919,710)	(1,117,055)	(5,036,765)
Segment gross profit margin	3.9%	2.5%	3.0%	9.0%	3.5%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

21.	SEGMENT REPORTING (continued)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the six months ended March 31, 2022 and 2023:

	Six Months Ended March 31,
	2022	2023
Net revenues
Total revenue from reportable segments	$5,636,353	$4,734,580
Other revenues	393,825	427,118
Consolidated net revenues	$6,030,178	$5,161,698

Income or loss
Total operating loss for reportable segments	$(1,928,998)	$(6,453,071)
Other income for reportable segments	350,295	2,533,361
Total income for reportable segments	(1,578,703)	(3,919,710)

Unallocated amounts:
Other corporate expense	(468,657)	(1,117,055)
Consolidated loss from continuing operations before income taxes	$(2,047,360)	$(5,036,765)

22.	CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2022 and March 31, 2023, cash, cash equivalents and restricted cash balances in the PRC were $4,413,218 and $2,283,728, respectively, which were primarily deposited in financial institutions located in mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (approximately $72,806). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2022 and March 31, 2023.

	As of September 30, 2022		As of March 31, 2023
Customers	Amount	% of Total	Amount	% of Total
	(audited)
A	$1,354,509	18%	$1,215,679	22%
B	*	*	671,268	12%
C	*	*	647,970	12%
D	1,520,966	20%	*	*
E	1,350,323	18%	*	*
Total	$4,225,798	56%	$2,534,917	46%

*The	percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

22.	CONCENTRATIONS (continued)

The following table sets forth information as to each customer that accounted for 10% or more of total advance from customers as of September 30, 2022 and March 31, 2023.

	2022			2023
Customers	Amount		% of Total	Amount	% of Total
	(audited)
F	$	*	*	$1,601,724	80%
Total		$-	-	$1,601,724	80%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the six months ended March 31, 2022 and 2023.

	2022			2023
Customers	Amount		% of Total	Amount	% of Total
G	$	*	*	$660,155	13%
H		*	*	574,655	11%
I		1,595,799	26%	*	*
E		1,289,791	21%	*	*
Total		$2,885,590	47%	$1,234,810	24%

*	The percentage is below 10%

Concentrations of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2022 and March 31, 2023.

	2022		2023
Suppliers	Amount	% of Total	Amount	% of Total
	(audited)
A	$191,645	24%	$198,507	29%
B	*	*	96,278	14%
C	*	*	89,493	13%
D	*	*	71,151	11%
E	159,767	20%	*	*
F	114,993	15%	*	*
Total	$466,405	59%	$455,430	67%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2022 AND 2023

(In U.S. dollars except for number of shares)

22.	CONCENTRATIONS (continued)

The following table sets forth information as to each supplier that accounted for 10% or more of total advance to suppliers as of September 30, 2022 and March 31, 2023.

	2022			2023
Suppliers	Amount		% of Total	Amount	% of Total
	(audited)
G	$	*	*	$3,811,397	23%
H		*	*	3,406,139	21%
I		*	*	1,771,500	11%
Total		$-	-	$8,989,036	55%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the six months ended March 31, 2022 and 2023.

	2022			2023
Suppliers	Amount		% of Total	Amount	% of Total
J	$	*	*	$1,552,940	26%
K		*	*	972,911	16%
G		*	*	717,367	12%
C		2,377,932	11%	*	*
L		2,167,480	10%	*	*
Total		$4,545,412	21%	$3,243,218	54%

*	The percentage is below 10%

23.	SUBSEQUENT EVENTS

On April 3, 2023, Yizhiying, a wholly-owned subsidiary of Jiangsu EZGO, the variable interest entity of the Company, entered into an equity transfer agreement with Tianjin Mizhiyan New Energy Technologies Co., Ltd. (“Mizhiyan”) and Tianjin Dilang for the transfer of 80% of equity interest of Tianjin Dilang from Yizhiying to Mizhiyan for RMB 2,240,000 (approximately $325,667) (the “Consideration”) by April 10, 2023. Yizhiying agreed to waive its creditor’s rights against Tianjin Dilang as of April 3, 2023 and complete the government record filing process for the transfer of 80% of equity interest within 5 business days after receipt of the Consideration. On April 10, 2023, the Consideration was paid by Mizhiyan and the government record filing for the transfer of 80% of equity interest of Tianjin Dilang was completed on April 11, 2023.

On June 5, 2023, the Company entered into a securities purchase agreement with certain purchasers, in connection with the offer and sale of 10,000,000 units at $0.85 per unit. Each unit consists of one ordinary share, par value US$0.001 per share, and one warrant to purchase one ordinary share at a price of $1.20 per share. The warrants will become exercisable for cash or on a cashless basis upon issuance and will expire one year after the issuance date. The sale was closed on June 16, 2023 and the Company received gross proceeds of $8,500,000.

On June 25, 2023, Jiangsu New Energy pledged the land use right to obtain a line of credit from Jiangnan Rural Commerce Bank of RMB56,810,000 (approximately $8,272,177), with a seven-year term from June 25, 2023 to June 21, 2030. Jiangsu New Energy withdrew RMB32,000,000, of which the annual interest rate is 4.8% and maturity date is June 21, 2030.